UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2017

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: November 7, 2017

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES THIRD QUARTER 2017 RESULTS

Record semiconductor revenues of $23.8 million
Expects continued revenue growth in the fourth quarter of 2017 with 15% operating margin

MIGDAL HAEMEK, Israel – November 7, 2017 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter ended September 30, 2017.

Financial highlights of the third quarter 2017
•	Semiconductor revenues were $23.8 million, up 13% year-over-year, in the upper end of the guidance range and a record for the semiconductor segment;
•	GAAP gross margins reached 49.3%; non GAAP gross margin of 49.4%;
•	GAAP operating margins of 12.0%; non-GAAP operating margins of 12.3%;
•	GAAP net profit of $11.7 million;
•	Non-GAAP net income from continuing semiconductor operations of $2.9 million; up 194% year-over-year;
•	End of quarter net cash balance of $21.7 million; additional $22.0 million received on October 2, 2017 as second installment of the PCB transaction.

Guidance for the Fourth Quarter of 2017

Fourth quarter revenues are expected to increase to between $24-25 million, while operating costs are expected to decrease and continue to benefit from Camtek becoming a focused semiconductor inspection and metrology company. As a result, non-GAAP operating margins are expected to improve to approximately 15% in the fourth quarter of 2017, with continued improvement in 2018.

Due to the completion of the sale of Camtek’s PCB business at the end of the third quarter, the results of this unit ceased to be consolidated into Camtek’s financial statements and are accounted for as discontinued operations in both the current period ended September 30, 2017, as well as the comparative periods. Following the sale of the PCB business, the Company recorded one-time income of $12.5 million to GAAP net income in the third quarter 2017 results. This amount is excluded from the non-GAAP results. The reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Dividend Announcement

Camtek’s Board of Directors declared a cash dividend in the amount of $0.14 per share representing an aggregate distribution of approximately $4.9 million. The dividend will be paid on November 30, 2017 to all shareholders of record at the close of the NASDAQ Global Select Market on November 22, 2017.

Management Comment

Rafi Amit, Camtek’s CEO, commented, “The past few months have been very significant for Camtek from a strategic perspective. We successfully completed the divestment of our PCB business, settled outstanding legal litigation and minimized our FIT-related expenses. Following these initiatives, Camtek has now become a focused semiconductor inspection and metrology company, with significantly reduced operating expenses, which will allow us to continue to support strong and growing levels of profitability.”

Added Mr. Amit, “Our guidance for the fourth quarter calls for continued sequential growth in our revenue, built on strong momentum in our markets and we do not see any sign of a seasonal or other slowdown in demand. We intend to capitalize on this momentum and the opportunities we see in our end markets. We recently completed developing a number of breakthrough technologies which will enable us to increase our total available market. We expect them also to increase our market share both in the metrology and the inspection segments. We introduced our new inspection platform, EagleT2D, to the market at the beginning of the year and have already sold it to several major customers. Furthermore, our new system dedicated for the 3D Advance Packaging market, EagleT-AP, was tested by a number of tier-1 customers, showing excellent performance in terms of accuracy and throughput, leaving behind all our competitors’ latest systems. Following the positive feedback from our customers, we expect to receive orders for multiple systems in the first half of 2018. We believe that these achievements will enable us to increase our dominance in the 3D segment of the advanced packaging sector, strengthening our leading competitive position.”

Concluded Mr. Amit, “Given the significant $32 million in cash that we received from the PCB transaction, and in light of the high level of cash on our balance sheet, the Board of Directors decided to distribute dividend to shareholders which amounted to $4.9 million. This is a reflection of our continued success and our dedication to the creation of shareholder value. We look forward to bringing our business to the next level over the coming years, with even greater vigor and focus.”

Third Quarter 2017 Financial Results

Revenues for the third quarter of 2017 were $23.8 million. This compares to third quarter 2016 revenues of $21.0 million, a growth of 13%.

Gross profit on a GAAP and non-GAAP basis in the quarter totaled $11.8 million (49.3% and 49.4% of revenues, respectively). This is compared to $4.4 million (20.9% of revenue) on a GAAP basis and $9.3 million (44.4% of revenues) on a non-GAAP basis in the third quarter 2016. The gross profit in 2016 on a GAAP basis included one-time costs related to the reorganization of Camtek’s FIT business. The variance in the non-GAAP gross margin between quarters is a function of the product and sales mix delivered in the quarter.

Operating profit on a GAAP basis in the quarter totaled $2.8 million (12.0% of revenues), compared to an operating profit of $0.3 million (1.4% of revenues) in the third quarter 2016.

Operating profit on a non-GAAP basis in the quarter totaled $2.9 million (12.3% of revenues), compared to $1.3 million (6.0% of revenues), in the third quarter 2016.

Net income on a GAAP basis in the quarter totaled $11.7 million, or $0.33 per share. This income consists of $2.8 million in net income from continuing operations and $8.9 million from the discontinued operations and the sale of the PCB business. This compares to net income of $1.1 million, or $0.03 per diluted share in the third quarter 2016.

Net income from continuing operations on a non-GAAP basis in the quarter totaled $2.9 million, or $0.08 per diluted share, compared to non-GAAP net income of $1.0 million, or $0.03 per diluted share, in the third quarter 2016.

Cash, cash equivalents, short and long-term restricted deposits, as of September 30, 2017 were $21.7 million compared to $19.7 million as of December 31, 2016. During the third quarter, Camtek paid Rudolph $13 million in a legal settlement. Camtek also received $10 million in initial proceeds from the sale of its PCB business. On October 2, 2017, Camtek received a further $22 million in proceeds from the sale of its PCB business.

Conference Call

Camtek will host a conference call today, November 7, 2017, at 9:00 am ET.

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, VP, Head of the Semiconductors Business will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US: Israel: International:	1 866 860 9642 03 918 0685 +972 3 918 0685	at 9:00 am Eastern Time at 4:00 pm Israel Time

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.com beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the Mid End of the Semiconductors industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

This press release provides financial measures that exclude: (i) discontinued operations; (ii) revaluation of liabilities with respect to the acquisition of Printar; (iii) share based compensation expenses, ( iv) changes in valuation allowance on deferred tax assets, and (v) settlement expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	September 30,	December 31,
	2017	*2016
	U.S. Dollars (in thousands)
Assets

Current assets
Cash and cash equivalents	21,686	19,740
Due from sale of PCB business	24,929	-
Trade accounts receivable, net	26,374	22,066
Inventories	21,891	16,647
Due from affiliated companies	430	-
Other current assets	2,396	2,039
Current assets held for sale	-	25,018
Total current assets	97,706	85,510
Property, plant and equipment, net	15,841	13,725

Long-term inventory	1,390	1,461
Deferred tax assets	5,048	**4,073
Other assets, net	270	270
Intangible assets, net	482	519
Total long-term assets	7,190	6,323
Total assets	120,737	105,558

Liabilities and shareholders’ equity

Current liabilities
Short-term bank loans	3,000	-
Trade accounts payable	15,252	10,304
Other current liabilities	16,472	14,722
Due to affiliated companies	-	18
Current liabilities held for sale	-	6,482
Total current liabilities	34,724	31,526

Long term liabilities
Liability for employee severance benefits	826	667
Total long-term liabilities	826	667
Total liabilities	35,550	32,193

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at September 30, 2017 and at December 31, 2016;
37,509,868 issued shares at September 30, 2017 and 37,440,552 at December 31, 2016;
35,417,492 shares outstanding at September 30, 2017 and 35,348,176 at December 31, 2016;	148	148
Additional paid-in capital	77,184	76,463
Retained earnings (accumulated deficit)	9,753	(1,348)
	87,085	75,263
Treasury stock, at cost (2,092,376 as of September 30, 2017 and December 31, 2016)	(1,898)	(1,898)

Total shareholders' equity	85,187	73,365
Total liabilities and shareholders' equity	120,737	105,558

* The financial position of the PCB business is presented as discontinued operations.
** Reclassified

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Operations

(In thousands, except share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2017	*2016	2017	*2016	*2016
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	67,641	57,703	23,813	21,034	79,228
Cost of revenues	34,447	30,371	12,063	11,706	41,807
Reorganization and impairment	-	4,931	-	4,931	4,931

Gross profit	33,194	22,401	11,750	4,397	32,490

Research and development costs	10,067	9,497	3,215	3,000	12,630
Selling, general and
administrative expenses	16,847	16,048	5,688	5,161	21,900
Reorganization and impairment	-	(4,059)	-	(4,059)	(4,059)
Expenses from settlement	13,000	-	-	-	-
	39,914	21,486	8,903	4,102	30,471

Operating income (loss)	(6,720)	915	2,847	295	2,019

Financial income (expenses), net	(199)	(543)	10	(164)	(847)

Income (loss) from continuing operations before taxes	(6,919)	372	2,857	131	1,172

Income tax benefit (expense)	5,281	(271)	(83)	(124)	(303)

Net income (loss) from continuing operations	(1,638)	101	2,774	7	869

Discontinued operations *
Income from discontinued operations
Income before tax expense	18,302	2,807	13,963	1,308	4,450
Income tax expense	(5,563)	(521)	(5,058)	(237)	(585)

Income from discontinued operations	12,739	2,286	8,905	1,071	3,865

Net income	11,101	2,387	11,679	1,078	4,734

* The financial results of the PCB business are presented as discontinued operations.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Operations (contd.)

Net income (loss) per ordinary share:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2017	*2016	2017	*2016	*2016
	U.S. dollars		U.S. dollars		U.S. dollars

Basic earnings from continuing operations	(0.05)	0.00	0.08	0.00	0.02

Basic earnings from discontinued operations	0.36	0.06	0.25	0.03	0.11

Basic net earnings	0.31	0.07	0.33	0.03	0.13

Diluted earnings from continuing operations	(0.05)	0.00	0.08	0.00	0.02

Diluted earnings from discontinued operations	0.35	0.06	0.24	0.03	0.11

Diluted net earnings	0.31	0.07	0.32	0.03	0.13

Weighted average number of
ordinary shares outstanding:

Basic	35,374	35,348	35,404	35,348	35,348

Diluted	35,972	35,367	36,361	35,381	35,376

Camtek Ltd. and its Subsidiaries
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	11,101	2,387	11,679	1,078	4,734

Settlement expense, net of tax (1)	12,025	-	-	-	-
Realization of deferred tax assets (2)	(4,495)	-	-	-	-
Effect of FIT reorganization (3)	-	872	-	872	872
Acquisition of Sela and Printar related expenses (4)	-	183	-	-	183
Share-based compensation	276	269	92	96	363
Attributable to discontinued operations including income from sale of PCB business (5)	(12,739)	(2,286)	(8,905)	(1,071)	(3,865)

Non-GAAP net income	6,168	1,425	2,866	975	2,287

Non–GAAP net income per share, basic and diluted	0.17	0.04	0.08	0.03	0.06

Gross margin on GAAP basis from continuing operations	49.1%	38.8%	49.3%	20.9%	41.0%
Reported gross profit on GAAP basis	33,194	22,401	11,750	4,397	32,490
Effect of FIT reorganization (3)	-	4,931	-	4,931	4,931
Share-based compensation	28	26	9	9	31

Non- GAAP gross margin	49.1%	47.4%	49.4%	44.4%	47.3%
Non-GAAP gross profit	33,222	27,358	11,759	9,337	37,452

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis from continuing operations	(6,720)	915	2,847	295	2,019
Settlement expense (1)	13,000	-	-	-	-
Effect of FIT reorganization (3)	-	872	-	872	872
Share-based compensation	276	269	92	96	363

Non-GAAP operating income	6,556	2,056	2,939	1,263	3,254

(1)	During the nine months ended September 30, 2017, the Company recorded a provision of $13 million ($12 million net of tax) in conjunction settlement with Rudolph Technologies Inc.

(2)
During the nine months ended September 30, 2017 the Company recorded net income of $4.5 million as a result of a decrease in the valuation allowance on deferred tax assets following the evaluation of the realizability of the assets based on projected future earnings.

(3)
During the three and nine months ended September 30, 2016 and the year ended December 31, 2016, the Company recorded reorganization costs with regard to the FIT activities of  $0.9 million, consisting of: (1) inventory and fixed asset write-offs of $4.9 million, recorded under cost of revenues line item; (2) other expenses of $0.1 million, recorded under cost of revenues line item; (3) fixed asset write-offs of $0.7 million, recorded under operating expenses; (4) other expenses of $0.2 million, recorded under operating expenses; and (5) income from write-off of liabilities to OCS $5.0 million, recorded under operating expenses.

(4)
During the nine months ended September 30, 2016 and the year ended December 31, 2016, the Company recorded acquisition expenses of $0.2 million, consisting of revaluation adjustments of $0.2 million of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item.

(5)
Due to the completion of the sale of Camtek’s PCB business at the end of the third quarter of 2017, the results of this unit ceased to be consolidated into Camtek’s financial statements and are accounted for as discontinued operations in both the current period ended September 30, 2017, as well as the comparative periods. Following the sale of the PCB business, the Company recorded one-time income of $12.5 million to GAAP net income in the third quarter 2017 results. This amount is excluded from the non-GAAP results.